SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

HomeFed Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of class of securities)

43739D307

(CUSIP number)

Roland T. Kelly

Associate General Counsel

LEUCADIA NATIONAL CORPORATION

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of person

authorized to receive notices and communications)

March 23, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 43739D307	13D

1	Name of Reporting Person: Leucadia National Corporation S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 10,838,115
	8	SHARED VOTING POWER: -0
	9	SOLE DISPOSITIVE POWER: 10,838,115
	10	SHARED DISPOSITIVE POWER: -0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,838,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.2%
14	TYPE OF REPORTING PERSON: CO

This Amendment No. 3 (this “Amendment No. 3”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on February 28, 2014, as amended (the “Schedule 13D”), and is filed by Leucadia National Corporation (“Leucadia” or the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of HomeFed Corporation, a Delaware corporation (the “Company”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 1.	Security and Issuer.

(b), (c) and (f). The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conduct) and place of citizenship of each executive officer and director of Leucadia are set forth on Schedule I attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”) and are incorporated herein by reference.

(d) None of the Scheduled Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Scheduled Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Information with respect to this Item is incorporated from Item 5 below.

Item 4.	Purpose of Transaction.

Information with respect to this Item is incorporated from Item 5 below.

Item 5.	Interest in Securities of the Issuer.

On March 23, 2017, the Reporting Person purchased an aggregate of 783,889 shares of the Company’s Common Stock from Ian M. Cumming, a former director of the Company, Cumming Investment Company, Cumming Foundation and certain relatives of Mr. Cumming for aggregate consideration of $31,316,366, representing a $39.95 purchase price per share.

On March 23, 2017, Ian M. Cumming notified the Company that he resigned as a director of the Company, which resignation was effective immediately. On March 28, 2017, the Board of Directors of the Company appointed Jimmy Hallac as a director of the Company, effective immediately. The appointment of Mr. Hallac filled the vacancy created by the resignation of Mr. Cumming. Mr. Hallac is a Managing Director of Leucadia.

The Reporting Person is the direct owner of 10,838,115 shares of the Company’s Common Stock representing approximately 70.2% of the 15,448,500 shares of the Company’s Common Stock. Also as previously disclosed, the Reporting Person has agreed with the Company that to the extent its ownership of shares of the Company’s Common Stock exceeds 45% of the outstanding voting securities of the Company, the Reporting Person will limit its vote to no more than 45% of the total outstanding voting securities voting on any matter, assuming all of the total outstanding voting securities not owned by the Reporting Person vote on such matter. Any shares held by the Reporting Person in excess of this amount will not be voted and will be deemed non-voting shares.

Certain of the Scheduled Persons own shares of the Company’s Common Stock as follows. Mr. Steinberg, also a director of the Company, is the beneficial owner of 747,330 shares of the Company’s Common Stock (4.8% of the Outstanding Shares), which includes 3,676 shares (less than .1%) beneficially owned by Mr. Steinberg’s wife as to which Mr. Steinberg may be deemed to be the beneficial owner, 61,793 shares (.4%) owned by trusts for the benefit of Mr. Steinberg’s children and 2,500 shares that may be acquired upon the exercise of currently exercisable stock options. Mr. Steinberg and his wife are trustees of a charitable trust that holds 42,381 shares of the Company’s Common Stock (.3%) and an additional trust controlled by Mr. Steinberg owns 27,532 shares (.2%) of the Company’s Common Stock, over which Mr. Steinberg disclaims beneficial ownership. Mr. Friedman, also a director of the Company, is the beneficial owner of 750 shares of the Company’s Common Stock (less than 0.1%) that may be acquired upon exercise of currently exercisable stock options.

Except as otherwise described herein, the Reporting Person has not effected any transactions in Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information with respect to this Item is incorporated from Item 5 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2017

LEUCADIA NATIONAL CORPORATION

BY:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following information is provided for each of the directors and executive officers of the Reporting Person:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.

Brian P. Friedman (Director and President)	(1)	U.S.

W. Patrick Campbell (Director)	(1)	U.S.

Jeffrey C. Keil (Director)	(1)	U.S.

Robert E. Joyal (Director)	(1)	U.S.

Michael T. O’Kane (Director)	(1)	U.S.

Joseph S. Steinberg (Director)	(1)	U.S.

Linda L. Adamany (Director)	(1)	U.S.

Robert D. Beyer (Director)	(1)	U.S.

Francisco L. Borges (Director)	(1)	U.S.

Stuart H. Reese (Director)	(1)	U.S.

John M. Dalton (Controller)	(1)	U.S.

Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.

Michael J. Sharp (Executive Vice President, General Counsel and Secretary)	(1)	U.S.

Rocco J. Nittoli (Vice President and Treasurer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022